SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)*

                            PRINTONTHENET.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74257M106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joseph P. Wynne
                          Commonwealth Associates L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 8, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

----------
      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74257M106               SCHEDULE 13D                Page 2 of 16 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates L.P. (13-3467952)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,325,500
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,325,500
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,325,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74257M106               SCHEDULE 13D                Page 3 of 16 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates Management Corp. (13-3468747)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,325,500
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,325,500
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,325,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74257M106               SCHEDULE 13D                Page 4 of 16 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ComVest Capital Partners LLC (13-4068973)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,700,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,700,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,700,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74257M106               SCHEDULE 13D                Page 5 of 16 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael S. Falk
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        4,716,512
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,025,500
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               4,716,512
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        8,025,500
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      12,742,012
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      31.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74257M106               SCHEDULE 13D                Page 6 of 16 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Priddy
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        12,500,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,025,500
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               12,500,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        8,025,500
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,525,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      42.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74257M106               SCHEDULE 13D                Page 7 of 16 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Keith Rosenbloom
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,168,271
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,025,500
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,168,271
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        8,025,500
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,193,771
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74257M106               SCHEDULE 13D                Page 8 of 16 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Basil Ascuitto
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        80,812
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,325,500
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               80,812
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,325,500
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,406,312
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 16 pages


Item 1. Security and Issuer.

      This statement relates to the common stock, par value $.001 per share ("Common Stock") of PrintOnTheNet.com, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 4491 South State Road 7, Suite 200, Fort Lauderdale, Florida 33314.

      The shares of Common Stock that are the subject of this statement either are issuable (i) upon conversion of the Issuer's Series B Convertible Preferred Stock ("Preferred Stock") issued to investors in the Private Placement (defined in Item 3 below), or (ii) upon exercise of currently exercisable five-year warrants granted in consideration of services in connection with the Private Placement which have an exercise price of $.10 per share (the "Agents Warrants"). The foregoing exercise prices are subject to adjustment in certain circumstances.

Item 2. Identity and Background.

      This statement is filed jointly by Commonwealth Associates L.P. ("Commonwealth"), a limited partnership organized under the laws of the New York, whose principal business is investment banking and advisory services, Commonwealth Associates Management Corp. ("CAMC"), a corporation organized under the laws of New York and the corporate general partner of Commonwealth, ComVest Capital Partners LLC ("ComVest"), a limited liability company organized under the laws of Delaware and whose principal business is investing in and administering ownership of securities, Michael S. Falk, the Chairman and controlling equity owner of CAMC, Robert Priddy, a director and shareholder of CAMC, and Keith Rosenbloom and Basil Ascuitto, employees, directors and shareholders of CAMC. Commonwealth, CAMC, ComVest, Mr. Falk, Mr. Priddy, Mr. Rosenbloom and Mr. Ascuitto are the "Reporting Persons." Messrs. Falk, Priddy and Rosenbloom are the managers and principal members of ComVest.

      The sole officer of CAMC (the "CAMC Officer") is Joseph Wynne, Chief Financial Officer.

      All of the individual Reporting Persons and the CAMC Officer are United States citizens. The business address for all of the Reporting Persons other than Mr. Priddy is 830 Third Avenue, New York, New York 10022. Mr. Priddy is a principal of RMC Capital, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067, an investment firm.

      During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                                                             Page 10 of 16 pages


      On June 8, 2000, the Issuer sold units, each consisting of 50,000 shares of Preferred Stock, in a private placement (the "Private Placement"). Each share of Preferred Stock will be automatically converted into 20 shares of Common Stock at such time as the Issuer amends it certificate of incorporation to permit the conversion of all shares of preferred stock sold in the Private Placement. Commonwealth acted as placement agent to the Issuer in connection with the Private Placement pursuant to an Agency Agreement dated as of June 8, 2000, with the Issuer (the "Agency Agreement"). The Preferred Stock was purchased by ComVest and Messrs. Falk, Priddy and Rosenbloom as investors in the Private Placement for an aggregate purchase price of $1,570,000. ComVest's funds were provided by its working capital. The individuals funds were provided by their respective personal funds.

      The Agents Warrants were originally obtained by Commonwealth as compensation for services rendered to the Issuer in connection with the Private Placement. Certain of the Agents Warrants were distributed by Commonwealth to certain of its employees, including Messrs. Falk, Rosenbloom and Ascuitto. The Reporting Persons currently hold an aggregate of 10,791,095 Agent Warrants, of which Commonwealth owns 6,325,500, Falk owns 3,716,512, Rosenbloom owns 668,271 and Ascuitto owns 80,812. Commonwealth disclaims beneficial ownership of the Agent Warrants it distributed to other persons, including the Reporting Persons.

      In no case were any funds borrowed by any of the Reporting Persons in connection with the above transactions.

Item 4. Purpose of Transaction.

      The Agents Warrants were acquired by the Reporting Persons as compensation for services rendered to the Issuer solely for investment purposes and not for the purpose of acquiring control of the Issuer. The Preferred Stock was acquired to make a profitable investment.

      Pursuant to the Agency Agreement, upon the closing of the Private Placement, Commonwealth was granted the right to designate three of the seven directors of the Issuer, in addition to Mr. Priddy who became a director of the Issuer upon the closing of the Private Placement on June 8, 2000. Effective as of June 15, 2000, the Commonwealth designees were appointed to the Board.

      Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

                                                             Page 11 of 16 pages


      (a)(1) Commonwealth may be deemed to be the beneficial owner of an aggregate of 6,325,500 shares of Common Stock, representing approximately 18.7% of the issued and outstanding shares of Common Stock of the Issuer, which are issuable upon the exercise of the Agents Warrants.

      (a)(2) CAMC, as the general partner of Commonwealth, may be deemed to beneficially own the 6,325,500 shares of Common Stock, representing approximately 18.7% of the issued and outstanding shares of Common Stock of the Issuer, which may be issued upon exercise of the warrants owned by Commonwealth.

      (a)(3) ComVest may be deemed to be the beneficial owner of an aggregate of 1,700,000 shares of Common Stock, representing approximately 5.8% of the issued and outstanding shares of Common Stock of the Issuer, which are issuable upon the conversion of the Preferred Stock.

      (a)(4) Mr. Falk may be deemed to be the beneficial owner of an aggregate of 12,742,012 shares of Common Stock, representing approximately 31.6% of the issued and outstanding shares of Common Stock of the Issuer. In addition to the 6,325,500 and 1,700,000 shares beneficially owned respectively by Commonwealth and ComVest, which Mr. Falk may be deemed to beneficially own, Falk may be deemed to beneficially own an additional 4,716,512 shares of Common Stock representing the right to acquire (i) 3,716,512 shares of Common Stock issuable upon the exercise of the Agents Warrants (distributed to him by Commonwealth) and (ii) 1,000,000 shares of Common Stock upon the conversion of the Preferred Stock. In his capacity as (i) Chairman and controlling equity owner of CAMC and
(ii) manager and principal member of ComVest, Mr. Falk shares indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

      (a)(5) Mr. Priddy may be deemed to be the beneficial owner of an aggregate of 20,525,500 shares of Common Stock, representing approximately 42.7% of the issued and outstanding shares of Common Stock of the Issuer. In addition to the 6,325,500 and 1,700,000 shares beneficially owned respectively by Commonwealth and ComVest, Mr. Priddy may be deemed to beneficially own an additional 12,500,000 shares of Common which may be issued upon the conversion of the Preferred Stock. In his capacity as a (i) director and equity owner of CAMC, and
(ii) manager and principal member of ComVest, Mr. Priddy shares indirect voting and dispositive power with respect to such entity's shares and may therefore be deemed to be the beneficial owner of such securities.

      (a)(6) Mr. Rosenbloom may be deemed to be the beneficial owner of an aggregate of 9,193,771 shares of Common Stock, representing approximately 25.0% of the issued and outstanding shares of Common Stock of the Issuer. In addition to the 6,325,500 and 1,700,000 shares beneficially owned respectively by Commonwealth and ComVest, Mr. Rosenbloom may be deemed to beneficially own an additional 1,168,271 shares of Common Stock representing the right to acquire
(i) 668,271 shares of Common Stock issuable upon the exercise of the Agents Warrants (distributed to him by Commonwealth) and (ii) 500,000 shares of Common Stock upon the conversion of the Preferred Stock. In his capacity as a (i) director and equity owner of CAMC, and (ii) manager and principal member of ComVest, Mr. Rosenbloom shares indirect

                                                             Page 12 of 16 pages


voting and dispositive power with respect to such entity's shares and may therefore deemed to be the beneficial owner of such securities.

      (a)(7) Mr. Ascuitto may be deemed to be the beneficial owner of an aggregate of 6,406,312 shares of Common Stock, representing approximately 18.9% of the issued and outstanding shares of Common Stock of the Issuer. In addition to the 6,325,500 shares beneficially owned by Commonwealth, Mr. Ascuitto may be deemed to beneficially own an additional 80,812 shares of Common Stock representing the right to acquire shares of Common Stock issuable upon the exercise of the Agents Warrants (distributed to him by Commonwealth). In his capacity as a director and equity owner of CAMC, Mr. Ascuitto shares indirect voting and dispositive power with respect to Commonwealth's shares and therefore may be deemed to be the beneficial owner of such securities.

(b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

         Name                                          Number of Shares
         ----                                          ----------------
         Michael S. Falk                               4,716,512 shares
         Robert Priddy                                12,500,000 shares
         Keith Rosenbloom                              1,168,271 shares
         Basil Ascuitto                                   80,812 shares

(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

      (A) Commonwealth, CAMC, Mr. Falk, Mr. Priddy, Mr. Rosenbloom and Mr. Ascuitto share such voting and disposition powers with respect to Commonwealth's 6,325,500 shares.

      (B) ComVest, Mr. Falk, Mr. Priddy and Mr. Rosenbloom share such voting and disposition powers with respect to ComVest's 1,700,000 shares.

(c) As more fully described above, the Reporting Persons acquired the Preferred Stock and the Agents Warrants on June 8, 2000. The Agents Warrants were originally issued to Commonwealth as compensation for services rendered in connection with the Private Placement. Certain of the Agents Warrants were distributed by Commonwealth to certain of its employees, including Messrs. Falk, Rosenbloom and Ascuitto. Commonwealth disclaims beneficial ownership of the Agent Warrants it distributed to other persons, including the Reporting Persons.

      The Preferred Stock was issued in the Private Placement at a price of $2.00 per share, and each share of Preferred Stock will be automatically converted into 20 shares of Common Stock at such time as the Issuer amends it certificate of incorporation to permit the conversion of all shares of Preferred Stock sold in the Private Placement.

                                                             Page 13 of 16 pages


(d) Not applicable.

(e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Each investor who purchased Preferred Stock in the Private Placement, including Messrs. Falk, Priddy and Rosenbloom, agreed not to sell, transfer or otherwise dispose of the Preferred Stock or the Common Stock issuable upon conversion of the Preferred Stock for one year following the initial closing of the Private Placement, and thereafter not to sell, transfer or otherwise dispose of more than 25% of such securities on a cumulative basis during each subsequent 90-day period thereafter (such 24-month period referred to as the "Lock-Up Period"), in each case, without the prior written consent of Commonwealth. Furthermore, such investors agreed that if the Issuer undertakes a public offering during the first 12 months of the Lock-Up Period, they will not sell, transfer or otherwise dispose of the securities for such period of time after completion of such offering, not to exceed 12 months, as the managing underwriter of the offering may request and Commonwealth may agree to.

      In addition, Commonwealth, ComVest and Mr. Priddy entered into lock-up agreements substantially equivalent to the agreement described in the paragraph above, with respect to all securities of the Issuer then held or thereafter acquired by each such person.

Item 7. Material to be Filed as Exhibits.

      (i) Joint Statement on Schedule 13D, as required by Rule 13d-1(K) under the Exchange Act.

                                                             Page 14 of 16 pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2000                    Commonwealth Associates L.P.
                                        By: Commonwealth Associates
                                        Management Corp., its general partner

                                        By: /s/ Joseph Wynne
                                            ------------------------------------
                                        Name: Joseph Wynne
                                        Title: Chief Financial Officer


Dated: June 28, 2000                    Commonwealth Associates Management
                                        Corp.

                                        By: /s/ Joseph Wynne
                                            ------------------------------------
                                        Name: Joseph Wynne
                                        Title: Chief Financial Officer


Dated: June 28, 2000                    ComVest Capital Partners, LLC
New York, New York

                                        By: /s/ Keith Rosenbloom
                                            ------------------------------------
                                                Keith Rosenbloom, Manager

Dated: June 28, 2000                        /s/ Michael S. Falk
New York, New York                      ----------------------------------------
                                                Michael S. Falk

Dated: June 28, 2000                        /s/ Robert Priddy
Marietta, Georgia                       ----------------------------------------
                                                Robert Priddy

Dated: June 28, 2000                        /s/ Keith Rosenbloom
New York, New York                      ----------------------------------------
                                                Keith Rosenbloom

Dated: June 28, 2000                        /s/ Basil Ascuitto
New York, New York                      ----------------------------------------
                                                Basil Ascuitto

                                                             Page 15 of 16 pages


                                  EXHIBIT INDEX

(i)   Joint Filing of Schedule 13D

                                                             Page 16 of 16 pages


                          JOINT FILING OF SCHEDULE 13D

      The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of PrintOnTheNet.com, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Dated: June 28, 2000                    Commonwealth Associates L.P.
                                        By: Commonwealth Associates
                                        Management Corp., its general partner

                                        By: /s/ Joseph Wynne
                                            ------------------------------------
                                        Name: Joseph Wynne
                                        Title: Chief Financial Officer


Dated: June 28, 2000                    Commonwealth Associates Management
                                        Corp.

                                        By: /s/ Joseph Wynne
                                            ------------------------------------
                                        Name: Joseph Wynne
                                        Title: Chief Financial Officer


Dated: June 28, 2000                    ComVest Capital Partners, LLC
New York, New York

                                        By: /s/ Keith Rosenbloom
                                            ------------------------------------
                                                Keith Rosenbloom, Manager

Dated: June 28, 2000                        /s/ Michael S. Falk
New York, New York                      ----------------------------------------
                                                Michael S. Falk

Dated: June 28, 2000                        /s/ Robert Priddy
Marietta, Georgia                       ----------------------------------------
                                                Robert Priddy

Dated: June 28, 2000                        /s/ Keith Rosenbloom
New York, New York                      ----------------------------------------
                                                Keith Rosenbloom

Dated: June 28, 2000                        /s/ Basil Ascuitto
New York, New York                      ----------------------------------------
                                                Basil Ascuitto